EXHIBIT 27
CONSENT OF A. STECHISHEN
     I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Goldcorp Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:
1.	The technical report dated November 17, 2006, entitled “The Red Lake Gold Mines Property, Red Lake Mining Division, Northern Ontario” (the “Red Lake Report”); and

2.	The annual information form of the Company dated March 30, 2007, which includes reference to my name in connection with information relating to the Red Lake Report, and the properties described therein.
March 30, 2007
/s/ A. Stechishen
A. Stechishen